SECURITIES AND EXCHANGE COMMISSION

[Release No. IC- 29095]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

December 18, 2009

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of December, 2009. A copy of each application may be obtained via the Commission's Web site by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on January 12, 2010, and should be accompanied by proof of service on the applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

For Further Information Contact: Diane L. Titus at (202) 551-6810, SEC, Division of Investment Management, Office of Investment Company Regulation, 100 F Street, NE, Washington, DC 20549-4041.

ING Clarion Real Estate Income Fund [File No. 811-21404]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On October 1, 2009, applicant transferred its assets to ING Clarion Global Real Estate Income Fund, based on net asset value. Expenses of approximately $35,855 incurred in connection with the reorganization were paid by applicant.

Filing Dates: The application was filed on October 29, 2009, and amended on December 8, 2009.

Applicant's Address: 201 King of Prussia Rd., Radnor, PA 19087.

BGT Subsidiary Inc. [File No. 811-8949]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On December 28, 2001, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $28,000 incurred in connection with the liquidation were paid by applicant.

Filing Dates: The application was filed on January 7, 2009, and amended on December 1, 2009.

Applicant's Address: 100 Bellevue Parkway, Wilmington, DE 19809.

BNN Subsidiary Inc. [File No. 811-7719]
BBT Subsidiary Inc. [File No. 811-7721]

Summary: Each applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On December 12, 1997, applicants made liquidating distributions to their shareholders, based on net asset value. Each applicant incurred $28,000 in expenses in connection with its liquidation.

Filing Dates: The applications were filed on January 7, 2009 and amended on December 1, 2009.

Applicants' Address: 100 Bellevue Parkway, Wilmington, DE 19809.

Keystone America Hartwell Emerging Growth Fund, Inc. [File No. 811-1633]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On or about August 18, 1997, applicant transferred its assets to Evergreen Aggressive Growth Fund, a series of Evergreen Fund, based on net asset value. Expenses incurred in connection with the reorganization were paid by applicant.

Filing Dates: The application was filed on September 3, 2009, and amended on November 30, 2009.   .

Applicant's Address: 200 Berkeley St., Boston, MA 02116.

Master Reserves Trust [File No. 811-2597]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On or about December 11, 1996, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses incurred in connection with the liquidation were paid by applicant.

Filing Dates: The application was filed on September 15, 2009, and amended on November 30, 2009.

Applicant's Address: 200 Berkeley St., Boston, MA 02116.

Keystone Mid Cap Growth Fund (S-3) [File No. 811-100]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On or about July 18, 1997, applicant transferred its assets to Keystone Strategic Growth Fund (K-2), based on net asset value. Expenses incurred in connection with the reorganization were paid by applicant.

Filing Dates: The application was filed on August 19, 2009, and amended on November 30, 2009.

Applicant's Address: 200 Berkeley St., Boston, MA 02116.

B.B. Funds [File No. 811-7921]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On March 27, 2009, applicant transferred its assets to The GAMCO Westwood Funds, based on net asset value. Expenses of $349,212 incurred in connection with the reorganization were paid by Teton Advisors, Inc., applicant's investment adviser.

Filing Dates: The application was filed on October 23, 2009, and amended on December 1, 2009.

Applicant's Address: One Corporate Center, Rye, NY 10580.

Prospect Street Income Shares Inc. [File No. 811-2365]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On July 16, 2008, applicant redeemed its auction rate cumulative preferred shares at a price equal to the liquidation preference of $25,000 per share plus any accumulated and unpaid dividends. On July 18, 2008, applicant transferred its assets to

Highland Credit Strategies Fund, based on net asset value. Expenses of approximately $68,263 incurred in connection with the reorganization were paid by applicant.

<u>Filing Dates</u>: The application was filed on September 30, 2008, and amended on September 22, 2009.

<u>Applicant's Address</u>: NexBank Tower, 13455 Noel Rd., Suite 800, Dallas, TX 75240.

DWS Investment Portfolios [File No. 811-7774]
DWS International Equity Portfolio [File No. 811-6702]
Treasury Money Portfolio [File No. 811-6072]

<u>Summary</u>: Each applicant, a master portfolio in a master/feeder structure, seeks an order declaring that it has ceased to be an investment company. On January 13, 2006, July 23, 2007 and September 17, 2007, respectively, each applicant made an in kind distribution to its feeder fund, based on net asset value. Expenses of $32,083, $39,000 and $39,000, respectively, incurred in connection with the liquidations were paid by Deutsche Investment Management Americas, Inc., investment adviser to each applicant.

<u>Filing Date</u>: The applications were filed on November 18, 2009.

<u>Applicants' Address</u>: 345 Park Ave., New York, NY 10154.

Paul Revere Variable Annuity Contract Accumulation Fund [File No. 811-01356]

<u>Summary</u>: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant requests deregistration based on abandonment of registration. At the time of filing, applicant had less than 100 individual contract owners and was not making a public offering nor was it intending on making a public offering in the future and thus qualified for an exclusion from the definition of "investment company" in Section 3(c)(1) of the 1940 Act.

Filing Date: The application was filed on October 19, 2009.

Applicants' Address: 18 Chestnut Street, Worcester, MA 01608.

      For the Commission, by the Division of Investment Management, pursuant to delegated authority.

                                      Florence E. Harmon
                                      Deputy Secretary